UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 19, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]     Yes    X    No

[If "Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Thursday February 19, 2004
(No.2004-02-04)

CARMANAH AVIATION LIGHTING ORDERS BREAK $1.1M IN JUST 49 DAYS

Vancouver, British Columbia, Canada - Thursday, February 18, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that its Aviation Lighting Division has achieved a new sales record this week by surpassing the $1 million mark in orders for the first 49 days of 2004.  The division sold more than 2,250 units of Carmanah's solar-powered LED Aviation Lights between January 1 and February 18, 2004, for a total value of $1,127,806.

"Carmanah's newest division is taking off in 2004 with unprecedented growth and setting the pace for a banner year," states Carmanah's CEO, Art Aylesworth.  "At this time last year, the Aviation Division was just getting rolling, engaging in testing and preliminary sales prior to Carmanah's official launch into the aviation market last April."

The aviation industry is embracing the advantages of Carmanah's solar-powered light emitting diode (LED) technology.  As they are faster to install, less expensive, and offer high performance, maintenance-free operation, Carmanah's Aviation Lights are seen as unparalleled in the industry.

Since Carmanah's official launch into aviation lighting in April 2003, more than 6,000 Carmanah Aviation Lights have been installed in over 30 countries, including U.S. military bases in the Middle East, Southeast Asia and North America and many international airports including Chicago O'Hare, Toronto Pearson, Ottawa, Auckland and Milan.

The latest 2004 sales include 280 Carmanah Model 601 lights to the Japan Air Self-Defence Force (ASDF) - a purchase based on positive feedback from the U.S. Air Force - and a repeat order for 320 lights for a U.S. Air Force base in Kuwait, where there are already more than 1,000 units installed.

"Aviation is an excellent market for us to be in right now", states Aylesworth.  "In this market we have found applications where our reliable autonomous lighting can be used on an unparalleled scale.  The magnitude of the orders, typically starting in the hundreds of units for a single airfield, is having a multiplier effect on our sales.  And with several thousand airports in the U.S. alone, we are confident the interest in our products will continue growing at a rapid rate."

Pilots have also found an additional safety benefit. Carmanah's LED-based lighting allows them to fly with night vision goggles (NVGs) more effectively, without the "blooming" or blinding effect common with incandescent lighting alternatives.

For more information about Carmanah's solar-powered LED aviation lighting, please visit www.solarairportlights.com.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the aviation, marine, roadway, transit, railway and industrial worksite markets.  The Company currently has more than 80,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

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Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

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Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney”

Date: February 19, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary